Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN: L85195TG1984PLC004507

Tel: +9140 4900 2900

Fax: +9140 4900 2999

Email: mail@drreddys.com

www.drreddys.com

May 16, 2016

BSE Limited Department of Corporate Services Listing Department P J Towers Dalal Street Mumbai - 400 001 Scrip Code: 500124	The National Stock Exchange of India Limited Listing Department Exchange Plaza Plot no. C/1, G Block Bandra-Kurla Complex, Bandra (E) Mumbai - 400 051 Scrip Code: DRREDDY

Dear Sir/Madam,

Sub:	Buyback of equity shares of Rs. 5/- each (“Share”) of Dr. Reddy’s Laboratories Limited (“Company”) at a maximum price of Rs. 3,500/- per share for a maximum amount of Rs. 15,69,41,71,500 (Rupees One Thousand Five Hundred Sixty Nine Crores Forty One Lacs Seventy One Thousand Five Hundred only) via the open market through stock exchanges (“Buyback”)

With reference to the captioned subject matter, the Company hereby submits the daily report pursuant to Regulation 15(i) of the SEBI (Buy Back of Securities) Regulations, 1998 regarding equity shares bought back on May 16, 2016:

Name of the Broker	Number of Equity Shares Bought Back on (16/05/2016)		Total shares bought back	Average Price of Acquisition (Rs.)
	BSE	NSE
Kotak Securities Limited (A)	6,836	1,07,425	1,14,261	BSE-3,009.84 NSE-3,006.81
Cumulative Equity Shares bought as on Yesterday (upto 13/05/2016) (B)				3,50,000
Less : Quantity Closed Out Today (C)				Nil
Quantity Closed Out as on Yesterday (D)				Nil
Total Quantity closed out (E=C+D)				Nil
Total Equity Shares bought back as on 16/05/2016 (A) +(B) – (E)				4,64,261

Please note that the total amount earmarked for Buyback by the Company is Rs. 15,69,41,71,500 (Rupees One Thousand Five Hundred Sixty Nine Crores Forty One Lacs Seventy One Thousand Five Hundred only) (excluding brokerage, transaction charges and taxes, if any), out of which the Company has utilized Rs. 1,43,04,10,573.40 (Rupees one hundred and forty three crores four lakhs ten thousand five hundred and seventy three and forty paisa only) on cumulative basis for Buyback (excluding brokerage, transaction charges and taxes, if any) till date 16/05/2016. The indicative maximum number of equity shares to bought back would be 44,84,049 at the proposed Maximum Buyback price and at Maximum Buyback size.

For Dr. Reddy’s Laboratories Limited

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

CC: New York Stock Exchange Inc. (Stock Code: RDY)